October 8, 2008

VIA EDGAR

Mr. Mark Kronforst
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	National Datacomputer, Inc. Form 10-KSB/A for Fiscal Year Ended December 31, 2007 Filed August 20, 2008 File No. 000-15885

Ladies and Gentlemen:

On behalf of National Datacomputer, Inc. (the “Company”), I am submitting this letter in response to comments contained in the letter dated September 25, 2008 from the Securities and Exchange Commission (the “Commission” or the “Staff”) to William B. Berens, President and Chief Executive Officer of the Company.  As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter.

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

Item 7. Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 10

1.
Question:  We note that you have determined that the value of maintenance and support programs sold in multiple element arrangements accounted for under SOP 97-2 has historically been approximately 15-18% of the total contract price. Please explain to us in more detail how such a determination establishes VSOE under paragraph 10 of SOP 97-2.

Response: The Company has concluded that relevant management has considered the requirements of paragraph 10 of SOP 97-2 during the process of determining whether VSOE has been established for each element within a contract.  It is the position of the Company that continued purchase of maintenance and support programs by customers, when this is the only service being sold, presents valid support that the pricing represents fair value.  Through the years, the Company has sold maintenance and support programs as either part of a multiple-element arrangement or as an element sold separately.  Typically, the separate sale of the maintenance and support programs has been follow-on sales to customers who purchased a product that included multiple-elements including post-contract customer support.  The initial values of these support programs, priced as part of a multiple-element arrangement, were in the 15-18% range of the total contract value.  This pricing range was determined by management with the relevant authority to determine the fair value for these programs.  For the years following the initial contract year, when the only element sold was the maintenance and support programs, the price charged for these support programs was still based on the initial contract value of 15-18%.

With the introduction of the new route accounting software products in 2004, the Company has continued the pricing policy established under its original product lines since (1) there exists a historical basis for pricing the maintenance and support programs at these levels, (2) the published price list for this product line states that the pricing for the maintenance and support program will be 15-18% of the total contract value; and (3) the Company continues to sell these support programs on a stand-alone basis. Therefore, the requirements of paragraph 10 of SOP 97-2 have been met.

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We trust that the foregoing provides the additional facts and data necessary to answer the Staff’s concerns related to this accounting.  Please feel free to call or contact us with any additional comments or questions.

Finally, the Company acknowledges that:

•    it is responsible for the adequacy and accuracy of the disclosures in its filings,

•    SEC staff comments, or changes to disclosure in response to SEC staff comments, do not foreclose the Commission or any person from taking any action with respect to the filing, and

•    it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Bruna A. Bucacci

Chief Accounting Officer